Exhibit 99.2

BROOKFIELD RENEWABLE CORPORATION

REPORT OF VOTING RESULTS

Annual Meeting of Shareholders

June 17, 2026

National Instrument 51-102 – Section 11.3 (Canada)

The annual meeting of shareholders of Brookfield Renewable Corporation (the “Corporation”) was held on Wednesday, June 17, 2026 at 9:00 a.m. in a virtual meeting format (the “Meeting”). At the Meeting, shareholders holding 112,337,907 class A exchangeable subordinate voting shares (“Exchangeable Shares”), representing 76.08% of the Corporation’s 147,661,906 issued and outstanding Exchangeable Shares on the record date for the Meeting, and 43,661 class B multiple voting shares (“Class B Shares”), representing 100% of the Corporation’s issued and outstanding Class B Shares on the record date for the Meeting, were represented in person or by proxy.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 442,985,718 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Meeting, voting together as a single class.

Election of Directors

All of the eight nominees proposed by management for election to the board of directors of the Corporation were nominated and elected at the Meeting by acclamation. As indicated below, each director elected at the Meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director:

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	497,570,427	91.47%	46,402,256	8.53%
Sarah Deasley	543,218,258	99.86%	754,422	0.14%
Nancy Dorn	541,213,223	99.49%	2,759,458	0.51%
Eleazar de Carvalho Filho	543,031,902	99.83%	940,782	0.17%
Randy MacEwen	543,104,031	99.84%	868,651	0.16%
Lou Maroun	533,966,172	98.16%	10,006,511	1.84%
Stephen Westwell	541,209,843	99.49%	2,762,840	0.51%
Patricia Zuccotti	542,966,251	99.81%	1,006,431	0.19%

Appointment of Auditors

The resolution to reappoint Ernst & Young LLP as the external auditor of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of both the holders of Exchangeable Shares and Class B Shares, voting together as a single class:

Votes For	%	Votes Withheld	%
554,802,263	99.91%	521,359	0.09%

Other Business

There were no other matters coming before the Meeting that required a vote by either the holders of Exchangeable Shares or Class B Shares.

Dated: June 17, 2026

BROOKFIELD RENEWABLE CORPORATION

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	Co-President, General Counsel and Corporate Secretary